October 23, 2024

B. Luke Weil
Chief Executive Officer
Willow Lane Acquisition Corp.
250 West 57th Street
Suite 415
New York, NY 10107

       Re: Willow Lane Acquisition Corp.
           Registration Statement on Form S-1
           Filed October 3, 2024
           File No. 333-282495
Dear B. Luke Weil:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 3, 2024
Appointment and removal of directors . . ., page 18

1. We note your response to prior comment 6 and reissue. Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 34, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including both (i) if you assume that all outstanding shares are voted and (ii) if you assume that only the number of shares representing a quorum are voted.
 October 23, 2024
Page 2
General

2. We note your response to prior comment 25 and reissue, because it remains unclear whether the non-managing sponsor investors' membership interests are subject to any transfer restrictions. For example, your revisions to disclosures on page
       52 and elsewhere continue to refer to "certain limited circumstances" in which transfers are permitted but do not specify the circumstances or clarify the parties to which they apply. In addition, your disclosure in the Principal Shareholders section under "Restrictions on Transfers of Founder Shares and Private Placement Warrants"
       appears to address only transfer restrictions applicable to (i) the founder shares and
       (ii) the private placement warrants and any Class A ordinary shares issuable upon conversion or exercise, rather than the membership interests in the sponsor.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Anthony Ain